

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 24, 2008

Ms. Pauline Comtois, Chief Financial Officer
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec CANADA J4B 7K1

> **Re: Strateco Resources Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed November 3, 2008**
> **Response Letter Dated November 3, 2008**
> **File No. 0-49942**

Dear Ms. Comtois:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Annual Report on Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Exhibits

1.   We note that the officer certifications filed as Exhibits 31.1, 31.2 and 32 are dated as of September 10, 2008. However, you filed Amendment No. 2 to your annual report on November 3, 2008. Please file a full amendment to your annual report to include updated officer certifications.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551- 3761, Kim Calder at (202) 551-3701, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director